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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2011.
Commission File Number 001-35100
Quest Rare Minerals Ltd.

(Translation of registrant’s name into English)
1155 University Street, Suite 1308, Montreal, Québec Canada, H3B 3A7

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST RARE MINERALS LTD.
(Registrant)

Date June 8, 2011	By	(Signed) Mark Schneiderman

(Signature) * Mark Schneiderman Chief Financial Officer

*	Print the name and title under the signature of the signing officer.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Quest Rare Minerals Ltd.
QUEST AND PARTNER SEARCH MINERALS DRILLS NEW REE ZONE
SOUTH OF THE B-ZONE, RETURNS 1.78% TREO OVER 24.0 M,
STRANGE LAKE AREA, LABRADOR
Highlights:
-	A winter drilling program designed to evaluate surface REE occurrences discovered by Quest during the summer 2010 exploration program has intersected thick sections of pegmatite and aplite-style mineralization in a new area known as the A-Zone, three km to the south southeast of the B-Zone REE deposit.
-	High-grade pegmatite mineralization of between 1.10% and 4.37% TREO over thicknesses of 1.15m to 46.0m was intersected.
-	Heavy REO of between 38.5% and 70.4% of Total REO continues to characterize the mineralization
-	A total of four diamond drillholes for 310.3 m was completed during the program; more drilling in the area is planned
Toronto, June 8, 2011 — Quest Rare Minerals Ltd. (TSX-V; NYSE Amex: QRM), along with its exploration partner Search Minerals Inc. (SMY: TSX-V), is pleased to report the first results from a diamond drilling program completed on the Alterra (Search) Strange Lake Option Project (see Figure 1). Final lab results for holes ALT-11-001 to ALT-11-004 have returned high-grade Total Rare Earth Oxide (TREO) intersections of between 1.10% and 4.37% over thicknesses of between 1.15 m to 46.0 m. Heavy Rare Earth Oxide (HREO) represents between 38.5% and 70.4% of the TREO content intersected in the new drilling. Best intersection grades returned 1.13% TREO over 48.0 m (ALT11002), including 1.78% TREO over 24.0 m and 2.37% TREO over 14.7 m ; 1.10% TREO over 6.7 m (ALT11003) and including 1.15% TREO over 5.1 m. Important enrichment in zirconium (ZrO2), niobium (Nb2O5) and hafnium (HfO2) characterizes the mineralization. The detailed drill sample analysis table is available on Quest’s website homepage at www.questrareminerals.com.
“Our Alterra Option Property drilling has now confirmed Quest’s belief that significant new areas of rare earth mineralization remain to be discovered within the host Strange Lake Granite,” said Peter Cashin, Quest’s President & CEO. “Our exploration efforts will now focus on firming up this important new mineralized area, which remains open to the northeast and towards the southeast. Three additional new mineralized areas remain to be drill tested and will be the focus of our future efforts to identify additional high-grade deposits.”
Jim Clucas, President and CEO of Search Minerals adds, “These are excellent results, which bear further investigation. We are encouraged to note that the A-Zone may be connected to other zones in the area.”

Alterra (Search) Option Property Winter Drill Program
Assays have been received from four diamond drill holes of the winter program representing 310.3 m (see Figure 2, Table 1). The drilling program tested an area of surface mineralization know as the A-Zone, located approximately three-km south-southeast of Quest’s B-Zone REE deposit. The drill results have confirmed the presence of strong, near-surface pegmatite- and aplite-style REE mineralization and justify further drill investigation of the area. Drilling indicates the occurrence to be a set of relatively flat dipping horizontal sheets. The mineralization has been defined over vertical thicknesses of almost 46.0 m.
The results from diamond drilling on the program (see Table 1 for drillhole locations) are:

	From	to	Length				HREO/TREO
Borehole	(m)	(m)	(m)	TREO %	LREO %	HREO %	%
ALT11001	2.00	84.00	82.00	0.49	0.30	0.19	38.75
ALT11001	2.00	34.00	32.00	0.31	0.20	0.12	37.04
ALT11001	29.35	39.50	10.15	0.72	0.41	0.31	42.72
ALT11001	34.00	84.00	50.00	0.60	0.37	0.24	39.32
ALT11001	34.12	38.67	4.55	1.03	0.58	0.45	43.99

ALT11002	4.92	77.23	72.31	0.84	0.34	0.49	58.97
ALT11002	11.48	57.45	45.97	1.13	0.42	0.71	62.65
ALT11002	19.03	43.00	23.97	1.78	0.60	1.18	66.46
ALT11002	22.00	36.74	14.74	2.37	0.70	1.67	70.38
ALT11002	22.00	24.00	2.00	2.59	0.92	1.67	64.41
ALT11002	28.26	32.77	4.51	4.37	0.96	3.41	77.99
ALT11002	38.58	42.00	3.42	1.10	0.64	0.46	41.95
ALT11002	56.30	57.45	1.15	2.01	0.73	1.28	63.68

ALT11003	1.03	81.58	80.55	0.58	0.36	0.23	38.71
ALT11003	1.03	26.28	25.25	0.69	0.45	0.24	34.16
ALT11003	33.53	40.25	6.72	1.11	0.58	0.53	47.74
ALT11003	33.53	61.55	28.02	0.72	0.40	0.32	44.44
ALT11003	48.52	53.62	5.10	1.15	0.71	0.44	38.50
ALT11003	58.61	58.96	0.35	1.61	0.60	1.02	63.04
ALT11003	61.30	61.55	0.25	2.07	0.70	1.37	66.14

ALT11004	3.60	67.50	63.90	0.57	0.35	0.22	38.05
Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3=dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide (*), Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O3=praseodymium oxide, Nd2O3=neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3=dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide, Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide. The principal REO on the Alterra property are depicted by an asterisk (*).

The better grades observed in drilling are similar to the pegmatite-style of mineralization observed on Quest’s Strange Lake B-Zone rare earth deposit. Mineralization is composed of a high proportion of pegmatite sheets that are intercalated with weakly to moderately altered Strange Lake peralkaline granite. Hematite alteration which characterizes the better grades of mineralization, extensively developed at the B-Zone, appears to be restricted to the mineralized pegmatites and within a narrow envelop in the adjacent host granite.
Summer 2011 Exploration Program
Plans for upcoming summer work on the property are well advanced and will include additional exploration drilling, prospecting, geological mapping and rock sampling. Exploration on the Alterra (Search) Option Property will be operated from Quest’s Strange Lake facilities. Construction work is underway to enlarge Quest’s exploration camp to accommodate 100 employees, up from the current 55.
Alterra Strange Lake Property Option Agreement Terms
As previously announced, pursuant to the exploration and option agreement with Search Minerals Inc. (SMY: TSX-V) and Alterra Resources Inc., a wholly-owned subsidiary of Search, executed on June 16, 2010, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.
Pursuant to the exploration and option agreement, Quest will enter into an assignment agreement with Search and Alterra pursuant to which Quest will transfer and assign to Search nine claims located in Western Labrador in the Province of Newfoundland and Labrador in consideration for 10,000 common shares in the capital of Search. Immediately following the transfer by Quest to Search, Search will transfer these nine claims to Alterra. These nine claims, together with 21 claims already owned by Alterra comprise the 30 claims that are the subject of the exploration and option agreement. The 30 mining claims are subject to a 1.5% net smelter return royalty in favor of Alterra. Quest may, at any time, purchase two-thirds of the 1.5% net smelter return royalty for $1,000,000.
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person for the Alterra Strange Lake Project under National Instrument 43-101 and is responsible for this news release. Material for analysis has been obtained from drill core which was cut in half using a diamond saw. Half of the core was sent to the lab for analysis, with the remaining half left on-site for future reference. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX Venture Exchange and NYSE Amex as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $50.0 million. This will be sufficient to advance Quest’s plans of completing pre-feasibility and Bankable feasibility studies of the B-Zone REE deposit by 2012 and to continue exploration on its other rare earth property interests.
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (“Quest”), or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated March 2, 2011, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the quarter ended January 31, 2011, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or toll-free: 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com

Figure 1 — Alterra/Search Minerals Option Property Location Map, Western Labrador

B Zone
B East
Main Zone
New Area
A Zone
SLG
Apurna
0 0.5 1 1.5 2 km
Scale 1:50,000
UTM NAD 83, ZONE 20 N
S.N.R.C. 24A, 14D
Mineral Deposits
Mineralized Zones
Quest Rare Minerals LTD
Alterra Resources Inc.
Inuit Lands
Strange Lake Exempt Mineral Lands
Breccia
Adamellite
Granite_exotic_poor
Granite_exotic_rich
Granite_exotic_rich_aplite_pegmatite
Granite_inclusion_bearing
Gneisses
Quest Rare Minerals LTD
Strange Lake Project
Geology and Property

Figure 2 — Alterra/Search Minerals Option Property Compilation and Drillhole Location Map, Western Labrador

428750
429000
429250
429500
429750
430000
430250
430500
6241250
6241000
6240750
6240500
6240250
6240000
6239750
ALT11001
ALT11002
ALT11003
ALT11004
SL-8D
LB-9D
SL-17D
Quebec
Labrador
Quest Collars
2009
2010
2011
IOC Collars
Provincial border
Labrador Claims
Quest Rare Minerals
Search-Quest JV
Aplite-pegmatite
Enriched subsolvus granite
Inclusion bearing granite
Hypersolvus granite
QUEST RARE MINERALS LTD.
Quest Rare Minerals
Strange Lake Project
Alterra 2011
Winter Drilling
NAD83/ZONE20N
SCALE: 1:10,000

Table 1 — Winter Diamond Drillhole Location Table, Alterra Option Property, Strange Lake Area, Western Labrador

	Depth			Elevation		Azimuth
HOLE-ID	(m)	Easting	Northing	(m)	Dip	(degrees)
ALT11001	84.0	429401.00	6240521.00	598.00	-90.00	0.00
ALT11002	77.2	429592.00	6240577.00	580.00	-90.00	0.00
ALT11003	81.6	429799.00	6240625.00	582.00	-90.00	0.00
ALT11004	67.5	429568.00	6240452.00	586.00	-90.00	0.00